Exhibit 99.1

KOBEX MINERALS INC.
Suite 1700 – 700 West Pender Street
Vancouver, B.C.
V6C 1G8

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual general and special meeting (the “Meeting”) of the shareholders of Kobex Minerals Inc. (the “Company”) will be held at Unit 950 – 609 Granville Street, Vancouver, British Columbia on Monday July 8, 2013, at 2:00 p.m.  At the Meeting, the shareholders will consider resolutions to:

1.           elect directors for the ensuing year;

2.	appoint KPMG LLP, Chartered Accountants, as auditor of the Company for the ensuing year and authorize the directors to determine the remuneration to be paid to the auditor;

3.	approve the Company’s stock option plan, pursuant to the requirement by the policies of the TSX Venture Exchange;

4.
consider and, if deemed appropriate, approve by ordinary resolution, the ratification and approval of an advance notice policy adopted by the board of directors, as more particularly set out in the section of the information circular entitled “Particulars of Matters to be Acted Upon - Ratification and Approval of Advance Notice Policy”; and

5.	transact such other business as may properly be put before the Meeting.

All shareholders are entitled to attend and vote at the Meeting in person or by proxy.  The Board of Directors (the “Board”) requests that all shareholders who will not be attending the Meeting in person read, date and sign the accompanying proxy and deliver it to Computershare Investor Services Inc. (“Computershare”).  If a shareholder does not deliver a proxy to Computershare, Attention: Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, by 10:00 a.m. (Vancouver, British Columbia time) on Thursday, July 4, 2013 (or before 48 hours, excluding Saturdays, Sundays and holidays before any adjournment of the meeting at which the proxy is to be used) then the shareholder will not be entitled to vote at the Meeting by proxy.  Only shareholders of record at the close of business on May 14, 2013 will be entitled to vote at the Meeting.

A circular and a form of proxy accompany this notice.

DATED at Vancouver, British Columbia, the 6th day of June, 2013.

ON BEHALF OF THE BOARD OF

KOBEX MINERALS INC.

(signed) “Alfred Hills”
Alfred Hills
President and Chief Executive Officer